

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 2, 2013

<u>**Via E-Mail**</u>

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

>   **Re: ModusLink Global Solutions, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A filed by Handy &**
>   **Harman Ltd., Steel Partners, Ltd., Steel Partners Holdings L.P.,**
>   **SPH Group LLC, SPH Group Holdings LLC, Steel Partners**
>   **Holdings GP Inc., Warren G. Lichtenstein and Richard K.**
>   **McClelland**
>   **Filed December 27, 2012**
>   **File No. 001-35319**

Dear Mr. Wolosky:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

1.   Please fill in the blanks in your proxy statement.

<u>Background of the Solicitation, page 4</u>

2.   Please describe what was added to the March 27 Demand in the April 20, 2012 Supplement (page 5).

3.   We note you have added quotes to every instance in which you describe Mr. Lawler's retirement from the company in 2012. Please tell us why you quote the word retirement. To the extent you are implying that Mr. Lawler did not retire but left the company under different, negative circumstances, please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

4.   Please refer to the fifth bullet point on page 6. With a view toward revised disclosure, please explain why you did not propose a transaction at a lower company valuation when you determined that the company's valuation had deteriorated.

5.   Please clarify the final bullet point on page 6 to explain whether the December 17, 2012 letter included a new proposal or it restated or revised the prior proposal you had made to the company.

Reasons for the Solicitation, page 7

6.   Please refer to the first paragraph on page 8. Revise your disclosure to clarify whether the severance payments and other compensation given to Mr. Lawler following his retirement were part of an existing employment agreement or executive compensation policy in place prior to Mr. Lawler's separation from the company.

7.   Please describe the "gaping holes in the Company's senior management team" you refer to on page 8.

8.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that you offered the services of a team of "highly-qualified professionals with substantial relevant industry experience…" (page 8).

9.   Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note the following disclosure:

- that the board refused your offer to install a new management team and "has instead chosen to waste valuable time and resources in a fruitless search that has produced no results." (page 8);
- that the features of the company's proposal to declassify the board show "just how completely out of touch the incumbent directors are." (page 8);
- that in fiscal 2012 the board continued "its trend of rewarding executives for *gross mismanagement* at the expense of stockholders." (emphasis added; page 9); and,
- that the board showed an "utter disregard for stockholders' interests" in making the adoption of the poison pill subject to security holder approval (page 9).

10.   Please revise your disclosure to explain why you believe that "that the Board's unnecessary expenditures and failure to fill the Company's open senior management positions are clear indications of this Board's extremely poor planning and inability to identify and effectively execute necessary actions to improve value for stockholders" (page 8).

11.   Please provide us supplemental support for the two statements referring to Glass Lewis's evaluation of the company's executive compensation policies and implementation of a poison pill on page 9.

12.   Refer to the first paragraph under the caption "We are concerned that this Board's adoption of a poison pill is designed to entrench the incumbent directors" on page 9. Revise your disclosure to clarify whether the Tax Plan, DGCL 203 and the poison pill serve different corporate purposes or why you believe the poison pill is redundant, and whether the company has provided you any explanation for its actions in connection with the adoption of the poison pill and its denial for relief under DGCL 203.

13.   Refer to the disclosure under the caption "We have substantial doubts that the strategic review process…" on page 11. Revise your disclosure to state, if true, that Mr. McClelland does not directly own any shares in the company and to explain how that fact affects the alignment of the interests of the nominees to the interests of the company's security holders.

Our Nominees Have a Plan to Enhance Value for Stockholders, page 11

14.   Please revise your disclosure to explain how your nominees plan to reduce unnecessary operation and corporate overhead and infrastructure and to list any specific assets that your nominees would sell or appropriately finance.

Proposal No. 1. Election of Directors, page 13

15.   We note your disclosure in the last paragraph on page 15 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 3. Advisory Vote on Executive Compensation, page 17

16.   Please revise your disclosure to explain why you recommend that security holders vote against this proposal.

Solicitation of Proxies; Expenses, page 21

17.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Other Matters, page 23

18.   You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

19.   Please revise the section captioned "Incorporation by Reference" to remove the disclaimer of your "responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf." You may not disclaim disclosure in your own document.

Schedule II. Security Ownership, page II-1

20.   Please revise footnote 3 to the table to remove the language that attempts to disclaim beneficial ownership "except to the extent of his or its pecuniary interest." Beneficial ownership is defined in Rule 13d-3(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions